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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                   Palm, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   69713P107
                             ---------------------
                                 (CUSIP Number)

                                  May 23, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]        Rule 13d-1(b)

[ X ]        Rule 13d-1(c)

[   ]        Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 696643105

1.       Names of Reporting Person.
         I.R.S. Identification Nos. of above person (entities only).

         Sagio Investments SA
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)....................................................................

         (b)....................................................................
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3.       SEC Use Only...........................................................
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4.       Citizenship or Place of Organization



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         Switzerland
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Number of         5.       Sole Voting Power            -0-
Shares Bene-
ficially Owned    6.       Shared Voting Power          6,487,740**
by Each
Reporting         7.       Sole Dispositive Power       -0-
Person With:
                  8.       Shared Dispositive Power     6,487,740**
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9.       Aggregate Amount Beneficially Owned by Each
         Reporting Person                               6,487,740**

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions).....................................................

11.      Percent of Class Represented by Amount in Row (9)   6.3%
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12.      Type of Reporting Person (See Instruction) OO
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** Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Sagio Investments SA that it is the beneficial owner of any of the Common Stock of Palm, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 1(a)   Name of Issuer:  Palm, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           950 W. Maude Avenue, Sunnyvale, CA 94085.

Item 2(a)  Name of Person Filing: Sagio Investments SA

Item 2(b)  Address of Principal Business Officer or, if none, Residence:
           11 Course De Rive, 1204 Geneva, Switzerland.

Item 2(c)  Citizenship: Switzerland

Item 2(d)  Title and class of Securities: Common Stock.

Item 2(e)  CUSIP Number: 696643105

Item 3. Type of Reporting Person: N/A. The Reporting Person is a Swiss entity regulated by Swiss authorities, including the Association Romance des Intermediaries Financiers, a self-regulating body, and subject to all Swiss laws and regulations.

Item 4.  Ownership

    (a)      Amount beneficially owned:  6,487,740**

    (b)      Percent of Class:  6.3%

    (c)      Number of shares as to which the person has:


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     (i)      Sole power to vote or to direct the vote:  -0-

     (ii)     Shared power to vote or to direct the vote: 6,487,740**

     (iii)    Sole power to dispose or to direct the disposition of:  -0-

     (iv)     Share power to dispose or to direct the disposition of: 6,487,740

Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person: The Reporting Person manages the Titanium Fund, Longview Fund and Sniper Fund as well as personal accounts for and on behalf of clients and investors located outside the United States who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              Date: May 23, 2006

                                              SAGIO INVESTMENTS SA


                                              By: /s/ Gualtiero Giori
                                                 -------------------------------
                                                         Gualtiero Giori
                                           Administrateur and Investment Manager



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                                                           FOR IMMEDIATE RELEASE



            SAGIO ASSET MANAGEMENT INCREASES OWNERSHIP OF PALM, INC. Internal report indicates PALM Misunderstood and Underestimated

BELLEVUE, WA--May 24, 2006--Today, Sagio Asset Management announced that it has increased its ownership of PALM, Inc. (NASDAQ:PALM) this week from 5% to 6.3% following the recent weakness in the stock's price. It will issue its internal research report on PALM later today at www.sagioinvest.com. The decision to increase its exposure to PALM was precipitated by the market's trust on poorly informed sell-side research. While the weak markets have certainly not helped over the past few weeks, it was yesterday's downgrade by Bear Stearns coupled with the launch of Moto Q from Motorola (NYSE:MOT) that has hit PALM the hardest. The analysts now attacking PALM are the same ones who warned of soft May quarterly guidance.

PALM beat consensus in February and then guided above Street expectations for May. Sagio Asset Management believes the same dynamic is at play here. PALM is once again being misunderstood and underestimated.

With few notable exceptions, PALM has been consistently underestimated by the sell-side over the past few years. Yesterday report was accounting for option expensing without taking into account the real cash tax rate of PALM. Sagio believes PALM cash flows will significantly outperform their EPS due to their previous NOL and as such Sagio would encourage management and the sell side community to look at cash flow based valuation metrics.

Sagio would be sorely disappointed if PALM's management did not offer clear FY007 guidance in the upcoming Q4FY06 earnings report. Since management repeatedly ignored its call for a stock buyback for strategic reasons and did not answer to Mark Nelson call for a sale of the company, it believes the company should share its own view of the future in more explicit ways.

Sagio Asset Management has an expectation of 34% top-line growth in FY07 and believes that management will have plenty of wiggle room if it guided for 20% to 25% top line growth. It believes that PALM is worth $30/share by the end of '06 on conservative shipment scenarios, with very probably outcomes supporting a $50 stock price.

PALM'S GROWING PRODUCT LINE
Investors have been warned for over two years that PALM will succumb to intensifying from Motorola, Nokia, and other large handset vendors. Reality has been quite different from those warnings.

Since the introduction of the revolutionary Treo 600, PALM has unveiled three completely new Treo platforms (i.e. 650, 700w, and 700p) running two different OS platforms, supporting 3G speeds, and spanning all major geographies and air interface standards. Later this year, PALM will unveil the Hollywood to target Europe with a GSM-based 3G smartphone in an attractive, antenna-less, Windows Mobile-powered package. PALM will also start selling the Low Rider to extend the appeal of the Treo's brand, power, and ease-of-use to the mass market. By contrast, NOK took
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until now to introduce the E61 messaging phone, and the MOTO Q was delayed numerous times in its two-year saga.


254% RISE IN PALM'S SHARE PRICE SINCE '04
Despite continued warnings by pundits that PALM would be unable to compete effectively, the period starting in Jan '04 has been one of unprecedented improvement in PALM's financial performance and extraordinary returns for shareholders.

In particular:

     1. Sales will have increased to over $405M in May '06 from $271M in November '03.
     2. Cash from operations improved to $76.1M in February '06 from a burn of $23.8M in November '03.
     3. PALM's share price has grown 254% to $18.11 yesterday from $5.12 in January '04.

Relative to yesterday's closing price, PALM trades at a valuation completely disconnected from reality. Adjusting for PALM's $537m in cash and investments and $60m in land for sale, PALM's FY07 P/E is just 6.2x (i.e. using cash taxes/8.8x using GAAP taxes). PALM is trading at a significant discount to peers. For instance, RIMM is trading at 19.5x the FY07 EPS consensus. Sagio believes there is no logical justification for the wide divergence in valuations.

The recent drop in price (down 24.5% since the $24 peak on April 6) has created a unique opportunity for investors. Sagio expects a string of positive catalysts to boost the company's stock price through out the remainder of the year:

     1. Q4Y06 earnings call in June - Sagio believes that PALM will offer FY07 top-line guidance ahead of the 16.3% growth consensus expectations.
     2. The launch of the Hollywood in CY3Q06 - this antenna-less, 3G, Windows-powered smartphone will allow PALM to significantly grow its unit shipments by finally offering a compelling European phone.
     3. The announcement of major European carrier partnerships - the launch of the Hollywood will be an event ala 700w at Verizon Wireless with Microsoft and PALM. Sagio believes that Vodafone will become the Hollywood's first strategic carrier distributor.
     4. The launch of the Low Rider in CY3Q06/CY4Q06 - This launch will allow PALM to break into the mass-market with a price point around $200, reaching a broad swath of the consumer market while squashing those critics who argue that price competition will lead PALM's downfall.
     5. Strong May, August, and November earnings reports - Sagio believes that PALM will beat consensus estimates and guide above expectations for the August quarter. Moreover, success of the 700p at Sprint and Verizon, the launch of the Hollywood in Europe, and the introduction of a North American Hollywood in late '06 could add significant upside relative to current expectations.

PALM's strong '06 start should only get better as new devices help PALM to significantly expand volumes. Sagio believes that the 700p will be as, if not more popular, than the 700w due to the superiority of the LCD resolution and the ease-of-use of the PALM OS. Furthermore, as the Hollywood starts to move through the carrier distribution network and the Low Rider breaks into the
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consumer mass market, PALM's unit shipments could expand significantly above current levels. Furthermore, Sagio expects ultra-thin Treos to appear in 2007, allowing PALM to capture the fashion-conscious buyer.

Sagio believes that the expansion of PALM's product line will allow the company to not only show very strong top-line growth but also enjoy expanding margins. Sagio believes that PALM's revenues will grow between 30% and 34% in '07 and a further 22% in '08, after growing 26% in '06. Operating margins should jump from 8.2% in FY06 to 11.3% in '07 and 13.1% in '08. Needless to say, it believes that a forward P/E of only 13x or less is unreasonable given our expectations for PALM's growth profile.

At Sagio, fundamental research should be the only variable that counts in the investment process. The internal research report located later today at www.sagioinvest.com is not intended to offer investment advice or to recommend any shares. Sagio already own 6.3% of the company. As investors, Sagio would like to have access to better and more informed research from all its counterparties and as such are willing to make the first step in providing this type of research.

 ABOUT SAGIO:
Headquartered in Geneva (Switzerland), Sagio is an investment adviser specialized in alternative investments. Sagio manages three funds (Sniper, Longview and Titanium) and managed accounts for an international clientele. They seek above average gains (both capital appreciation and current income) by employing a value-oriented, "bottom up" approach to investing in event-driven financial instruments perceived to be inefficiently priced as a result of business, financial or legal uncertainties. Sagio's trading approach also applies principles of cognitive and evolutionary psychology to financial market behavior. It can be found at www.sagioinvest.com

DISCLAIMER
This material is solely for your information and use. It is not a solicitation or an offer to buy or sell any security. The information is obtained from sources believed to be reliable, but Sagio does not guarantee its accuracy or completeness. The information, opinions or quotations may change without notice and may be condensed or summarized and Sagio is under no obligation to ensure that updates are brought to the attention of any recipient of this material. Sagio, its affiliates and/ or their employees may have a position or holding, or other material interest or effect transaction in any securities mentioned or options thereon, or other investments related thereto. Sagio may be providing, or have provided within the previous 12 months, significant advice or investment services in relation to the investment concerned or a related investment to any company or issuer mentioned. Some investments referred to in this information will be offered by a single entity and, in the case of some investments, solely by Sagio, or an associate of Sagio may be the only market maker in such investments. The price and value of investments mentioned and any income which might accrue may fluctuate and may fall or rise. Past performance is not necessarily a guide to future performance. This information and any related recommendations or strategies may not be suitable for you; it is recommended that you consult an independent investment advisor if you are in any doubt about any investments or investment services. While regard may have been had to information available to Sagio as to your investment portfolio in the preparation of this material, nothing in this material constitutes investment, legal, accounting or tax advice, or a representation that any investment or strategy is suitable or appropriate to your individual circumstances, or otherwise constitutes a personal recommendation to you. Sagio does not advise on the tax consequences and you are advised to contact an independent tax advisor. In addition and without prejudice to the foregoing, to the extent to which this information relates to packaged products for which a Sagio entity is a provider firm that entity would in any event only be able to give advice on investments to private customers about the packaged products of that entity or of its marketing group and about adopted packaged products. If an investment is denominated in a currency other than your base currency, changes in the rate of exchange may have an adverse effect on value, price or income. The levels and basis of taxation may also change from time to time. Additional information is, subject to duties of confidentiality, available from Sagio upon request.

Press Contact:
--------------
Pablo A. Perez-Fernandez, Ph.D.
Director of Research
Sagio Investments
+1 (310) 928-3151 (H,W)
+1 (917) 881-4621 (M)
E-mail: gualti@sagioinvest.com